UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MiMedx Group, Inc.

(Name of Issuer)

Common Stock, par value, $0.001 per share

(Title of Class of Securities)

602496101

(CUSIP Number)

April 9, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 602496101

1.	Names of Reporting Persons MAK Capital One L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power

		6.	Shared Voting Power 5,684,152

		7.	Sole Dispositive Power

		8.	Shared Dispositive Power 5,684,152

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,684,152

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%[1]

12.	Type of Reporting Person (See Instructions) IA

1 The calculation is based upon 109,347,613 shares of Common Stock outstanding as of December 31, 2017, as provided by the Issuer to Parker H. Petit in connection with the filing of his Schedule 13D/A filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 6, 2018. Since such date, the Issuer has not reported its number of outstanding shares of Common Stock in any filing made by the Issuer with the SEC.

CUSIP No. 602496101

1.	Names of Reporting Persons Michael A. Kaufman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power

		6.	Shared Voting Power 5,684,152

		7.	Sole Dispositive Power

		8.	Shared Dispositive Power 5,684,152

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,684,152

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%[2]

12.	Type of Reporting Person (See Instructions) IN

2 The calculation is based upon 109,347,613 shares of Common Stock outstanding as of December 31, 2017, as provided by the Issuer to Parker H. Petit in connection with the filing of his Schedule 13D/A filed with the SEC on February 6, 2018. Since such date, the Issuer has not reported its number of outstanding shares of Common Stock in any filing made by the Issuer with the SEC.

CUSIP No. 602496101

1.	Names of Reporting Persons MAK Capital Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power

		6.	Shared Voting Power 4,225,900

		7.	Sole Dispositive Power

		8.	Shared Dispositive Power 4,225,900

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,225,900

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9%[3]

12.	Type of Reporting Person (See Instructions) PN

3 The calculation is based upon 109,347,613 shares of Common Stock outstanding as of December 31, 2017, as provided by the Issuer to Parker H. Petit in connection with the filing of his Schedule 13D/A filed with the SEC on February 6, 2018. Since such date, the Issuer has not reported its number of outstanding shares of Common Stock in any filing made by the Issuer with the SEC.

CUSIP No. 602496101

1.	Names of Reporting Persons MAK-ro Capital Master Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power

		6.	Shared Voting Power 1,458,252

		7.	Sole Dispositive Power

		8.	Shared Dispositive Power 1,458,252

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,458,252

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.3%[4]

12.	Type of Reporting Person (See Instructions) PN

4 The calculation is based upon 109,347,613 shares of Common Stock outstanding as of December 31, 2017, as provided by the Issuer to Parker H. Petit in connection with the filing of his Schedule 13D/A filed with the SEC on February 6, 2018. Since such date, the Issuer has not reported its number of outstanding shares of Common Stock in any filing made by the Issuer with the SEC.

Item 1.
	(a)	Name of Issuer MIMEDX GROUP, INC.
	(b)	Address of Issuer’s Principal Executive Offices 1775 WEST OAK COMMONS COURT NE, MARIETTA, GA 30062

Item 2.
(a)

Name of Person Filing
The names of the persons filing this statement on Schedule 13G are:

i.        MAK Capital One L.L.C. (“MAK Capital”);

ii.      Michael A. Kaufman (“Mr. Kaufman”);

iii.     MAK Capital Fund LP (“MAK Fund”);

iv.     MAK-ro Capital Master Fund LP (“MAK-ro Fund” and collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence
The principal business address of (i) MAK Capital and Mr. Kaufman is 590 Madison Avenue, Suite 2401, New York, NY 10022; (ii) MAK Fund is c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Bermuda; (iii) MAK-ro Fund is c/o HMS Cayman Ltd., Grand Pavilion, West Bay Road, Grand Cayman, Cayman Islands.
	(c)	Citizenship MAK Capital is a Delaware limited liability company. Mr. Kaufman is a United States citizen. MAK Fund is a Bermuda limited partnership. MAK-ro Fund is a Cayman Islands exempted company.
	(d)	Title of Class of Securities Common
	(e)	CUSIP Number 602496101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 5,684,152
(b) Percent of class: 5.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Not applicable.
(ii)

Shared power to vote or to direct the vote

Mr. Kaufman, MAK Fund and MAK Capital have shared power to vote or direct the vote of the 4,225,900 shares owned by MAK Fund.

Mr. Kaufman, MAK Capital and MAK-ro Fund have shared power to vote or direct the vote of the 1,458,252 shares owned by MAK-ro Capital Fund.

(iii) Sole power to dispose or to direct the disposition of Not applicable.
(iv)

Shared power to dispose or to direct the disposition of

Mr. Kaufman, MAK Fund and MAK Capital have shared power to dispose or direct the disposition of the 4,225,900 shares owned by MAK Fund.

Mr. Kaufman, MAK Capital, MAK-ro Fund and MAK-ro Capital Fund have shared power to dispose or direct the disposition of the 1,458,252 shares owned by MAK-ro Capital Fund.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2019

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

/s/ Michael A. Kaufman
MICHAEL A. KAUFMAN

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MAK-RO CAPITAL MASTER FUND LP
By: MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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